Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


The following is a transcript of a DIRECTV on-air spot that will begin airing on November 29, 2001:


At DIRECTV our goal is to provide you with an entertainment service that's always improving. You may have heard about our proposed merger with the parent company of the Dish Network. This is an opportunity to bring you even more channels, choice and value. After the merger your service will still be called DIRECTV. We will even provide new equipment at no cost, if it is needed to continue receiving your current DIRECTV services. For updates, visit DIRECTV.com slash news.



The following text appears on the screen at the end of the on-air spot along with the DIRECTV logo:

DIRECTV's parent companies, Hughes Electronics and General Motors, as well as EchoStar, intend to file materials with the Securities and Exchange Commission, including a proxy or consent solicitation statement/prospectus, which will contain important information regarding the proposed combination of Hughes and EchoStar. We urge stockholders to read these documents, which will be available free at the SEC's website, www.sec.gov and from GM. Information regarding the participants in the solicitation of GM stockholder approval was filed with the SEC by GM and Hughes on November 16, 2001.